Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of Steel Dynamics, Inc.’s Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company’s Articles of Incorporation, as amended, and its Amended and Restated Bylaws, as well as by the provisions of the Indiana Business Corporation Law.

The Company’s authorized capital stock consists of 400,000,000 shares of Common Stock, par value $0.0025 per share and no shares of preferred stock. As of February 13, 2009, there were 181,993,610 shares of Common Stock issued and outstanding, validly issued, fully paid and non-assessable.

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. The Articles doe not provide for cumulative voting in the election of directors, and, as provided by Indiana law, directors are elected by plurality.

All holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor. Upon the liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company that are available after the payment of all debts and liabilities. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities, nor are there any redemption or sinking fund provisions applicable to the Common Stock.